Laufer Bridge Enterprises, Inc.

313 South Central Avenue, Scarsdale, New York 10583

Telephone:  914-419-5586

May 11, 2009

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Laufer Bridge Enterprises, Inc.

Post-Effective Amendment to Form S-1 – Acceleration Request

File No.: 333-149177

Dear Sirs and/or Madam:

This letter serves as our request, in accordance with Rule 461, for acceleration of the effectiveness of the above-referenced Post-Effective Amendment to May 13, 2009 at 10:00 a.m., or as soon thereafter as practicable.

In that respect and in furtherance of our Acceleration Request, we herewith acknowledge that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve Laufer Bridge Enterprises, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

Laufer Bridge Enterprises, Inc. may not assert staff comments and the Declaration of Effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Richard Laufer

Richard Laufer, Chief Executive Officer